

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

<u>Via E-Mail</u>
John K. Wilson, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

   RE: **Hudson Global, Inc.**
      Definitive Additional Materials
      Filed April 25, 2014
      File No. 000-50129

Dear Mr. Wilson:

   We have reviewed your filings and have the following comment.

1. Please provide support for the following statements: (i) supposed "flaws in [Lone Star's] analysis," which suggests Mr. Eberwein does not understand the Company's business, as it is unclear to what flaws the Company is referring; (ii) how and why Lone Star's proxy statement is "flawed and misleading," in that it supposedly "vastly overstates" the Company's pre-tax losses during Ms. Laing's tenure; and (iii) how Lone Star's proxy statement "blatantly misrepresents potential settlement discussions with Hudson's Board."

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please direct any questions to Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641.

          Sincerely,

          /s/ Geoff Kruczek

          Geoff Kruczek
          Attorney-Advisor
          Office of Mergers & Acquisitions